VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual and Special Shareholders Meeting of the Company held on May 25, 2016 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by a show of hands.
Ross Cory Pamela Gibson Robert Gilmore Geoffrey Handley Michael Price Steven Reid Jonathan Rubenstein John Webster Paul Wright

Votes by Proxy

For

475,629,212 (97.48%)

486,934,557 (99.79%)

464,043,538 (95.10%)

464,728,281 (95.24%)

486,949,384 (99.80%)

474,323,565 (97.21%)

467,595,434 (95.83%)

487,024,449 (99.81%)

476,980,374 (97.75%)

Withheld 12,313,886 (2.52%) 1,008,541 (0.21%) 23,899,560 (4.90%) 23,214,770 (4.76%) 993,714 (0.20%) 13,619,533 (2.79%) 20,347,617 (4.17%) 918,649 (0.19%) 10,962,724 (2.25%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 505,353,392 (99.73%)	Withheld 1,377,910 (0.27%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 506,011,998 (99.86%)	Against 719,306 (0.14%)

4	Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
		For 447,793,081 (91.76%)	Against 40,225,554 (8.24%)

5	Reduction in Stated Capital	The special resolution for the reduction of the stated capital account of the common shares by US$2,500,000,000 was approved by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 486,889,441 (99.78%)	Against 1,053,658 (0.22%)

1

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Executive Vice President, Administration and Corporate Secretary